CUSIP No. 422347 10 4                                                Page 1 of 4

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 5)

                            HEARTLAND EXPRESS, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  422347 10 4
                                (CUSIP Number)

    Check the following box if a fee is being paid with this statement |__|


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CUSIP No. 422347 10 4                                                Page 2 of 4







1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons
                      RUSSELL A. GERDIN  SS# ###-##-####

2)    Check the Appropriate Box if a Member of a Group    N/A

            (a)  |__|

            (b)  |__|

3)    SEC Use Only


4)    Citizenship or Place of Organization:   UNITED STATES OF AMERICA

Number of               5)  Sole Voting Power                        12,049,871*
                                                                   -------------
Shares
Beneficially            6)  Shared Voting Power
owned by
Each                    7)  Sole Dispositive Power                   12,694,990*
                                                                   -------------
Reporting
Person With             8)  Shared Dispositive Power

9)    Aggregate Amount Beneficially Owned by Each Reporting Person   12,694,990*
                                                                     -----------


10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares  N/A
                                                                        ---


11)   Percent of Class Represented by Amount in Row 9      42.3%
                                                       ---------


12)   Type of Reporting Person    IN


     * Mr.Gerdin owns 12,049,871 shares directly. An additional 645,119 shares are owned by a voting trust, the voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates.

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CUSIP No. 422347 10 4                                                Page 3 of 4

                                 SCHEDULE 13G


Item 1.

      a.  Name of Issuer:                                Heartland Express, Inc.
      b.  Address of Issuer's Principal Executive Offices: 2777 Heartland Dr.
                                                           Coralville, IA  52241


Item 2.

      a.  Name of Person Filing:                           Russell A. Gerdin
      b.  Address of Principal Business Office:            2777 Heartland Dr.
                                                           Coralville, IA  52241

      c.  Citizenship:                                  United States of America

      d.  Title of Class of Securities:                 Common Stock

      e.  CUSIP Number:                                 422347 10 4
                                                        -----------


Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check
   whether the Person filing is a :           N/A


Item 4.  Ownership.  The following information pertains as of December 31, 1997:

      a.  Amount Beneficially Owned:                        12,694,990*
      b.  Percent of Class:                                       42.3%
      c.  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:             12,049,871*
           (ii) shared power to vote or to direct the vote:                    0
           (iii) sole power to dispose or to direct the
                 disposition of:                                     12,694,990*
           (iv) shared power to dispose or to direct the disposition of:       0


Item 5.  Ownership of Five Percent or Less of a Class.     N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.    N/A


     * Mr.Gerdin owns 12,049,871 shares directly. An additional 645,119 shares are owned by a voting trust, the voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates.

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CUSIP No. 422347 10 4                                                Page 4 of 4

Item 7.  Identification and Classification of  the Subsidiary Which Acquired the
   Security Being Reported on By the Parent Holding Company.            N/A


Item 8.  Identification and Classification of Members of the Group.     N/A


Item 9.  Notice of Dissolution of Group.     N/A


Item 10. Certification.  N/A/



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 13, 1998
                                      Date



                                      /s/ Russell A. Gerdin
                                      Signature


                                      Russell A. Gerdin, President and Secretary
                                      Name and Title



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